EXHIBIT 12.2
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
(DOLLARS IN MILLIONS)

			Nine-Month
	Year Ended		Period Ended		Years Ended March 31,
	December 31, 2007		December 31, 2006		2006		2005		2004

Fixed charges, as defined*
Interest expense	$314		$215		$280		$267		$256
Estimated interest portion of rentals charged to expense	8		6		10		9		10
Preferred dividends of wholly owned subsidiaries	-		-		-		-		19

Total fixed charges	$322		$221		$290		$276		$285

Preferred stock dividends as defined:*	3		2		3		4		5

Total fixed charges and preferred dividends	$325		$223		$293		$280		$290

Earnings, as defined*
Income (loss) from continuing operations	$439		$161		$361		$252		$249
Add (deduct):
Provision for income taxes	220		86		199		169		144
Minority interest	-		-		-		-		-
Undistributed loss (income) of less than 50% owned affiliates	-		-		-		-		-
Fixed charges as above	322		221		290		276		285

Total earnings	$981		$468		$850		$697		$678

Ratio of earnings to combined fixed charges and preferred stock dividends	3.0	x	2.1	x	2.9	x	2.5	x	2.3	x

* Fixed charges represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividends of wholly-owned subsidiaries. Excluded from the fixed charges is interest on income tax contingencies that is included in income tax expense on the consolidated statements of income. Preferred stock dividends represent preferred dividend requirements multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations. Earnings represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.